                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                    White Pine Software, Inc.
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                 (Title of Class of Securities)

                           964347-10-8
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]   Rule 13d-1(b)

          [ ]   Rule 13d-1(c)

          [x]   Rule 13d-1(d)

CUSIP No. 964347-10-8          SCHEDULE 13G               Page 2 of 14


 1   Name Of Reporting Person			     H&Q LONDON VENTURES

     IRS Identification No. Of Above Person                   94-2966540

 2   Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                 (b) [x]
 3   SEC USE ONLY


 4   Citizenship Or Place Of Organization

                               England

                   5    Sole Voting Power

                                 -0-
   NUMBER OF
    SHARES
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                   6    Shared Voting Power

                               868,028
                   7    Sole Dispositive Power

                                 -0-
                   8    Shared Dispositive Power

                               868,028

 9    Aggregate Amount Beneficially Owned By Each Reporting Person

                               868,028

 10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
      Shares*                                                        [ ]

 11   Percent Of Class Represented By Amount In Row 9

                                 8.3%
 12   Type Of Reporting Person*

                                  PN

CUSIP No. 964347-10-8          SCHEDULE 13G               Page 3 of 14


 1   Name Of Reporting Person		VENTURE ASSOCIATES (BVI) LIMITED

     IRS Identification No. Of Above Person

 2   Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                 (b) [x]
 3   SEC USE ONLY


 4   Citizenship Or Place Of Organization

                               Bermuda

                   5    Sole Voting Power

                                 -0-
   NUMBER OF
    SHARES
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                   6    Shared Voting Power

                               868,028
                   7    Sole Dispositive Power

                                 -0-
                   8    Shared Dispositive Power

                               868,028

 9    Aggregate Amount Beneficially Owned By Each Reporting Person

                               868,028

 10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
      Shares*                                                        [ ]

 11   Percent Of Class Represented By Amount In Row 9

                                 8.3%
 12   Type Of Reporting Person*

                                  CO

CUSIP No. 964347-10-8          SCHEDULE 13G               Page 4 of 14


 1   Name Of Reporting Person				        HAMQUIST

     IRS Identification No. Of Above Person                   94-2800484

 2   Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                 (b) [x]
 3   SEC USE ONLY


 4   Citizenship Or Place Of Organization

                              California

                   5    Sole Voting Power

                                 -0-
   NUMBER OF
    SHARES
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                   6    Shared Voting Power

                               868,028
                   7    Sole Dispositive Power

                                 -0-
                   8    Shared Dispositive Power

                               868,028

 9    Aggregate Amount Beneficially Owned By Each Reporting Person

                               868,028

 10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
      Shares*                                                        [ ]

 11   Percent Of Class Represented By Amount In Row 9

                                 8.3%
 12   Type Of Reporting Person*

                                  PN

CUSIP No. 964347-10-8          SCHEDULE 13G               Page 5 of 14


 1   Name Of Reporting Person	      HAMBRECHT & QUIST VENTURE PARTNERS

     IRS Identification No. Of Above Person                   94-2949080

 2   Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                 (b) [x]
 3   SEC USE ONLY


 4   Citizenship Or Place Of Organization

                              California

                   5    Sole Voting Power

                                 -0-
   NUMBER OF
    SHARES
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                   6    Shared Voting Power

                               868,028
                   7    Sole Dispositive Power

                                 -0-
                   8    Shared Dispositive Power

                               868,028

 9    Aggregate Amount Beneficially Owned By Each Reporting Person

                               868,028

 10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
      Shares*                                                        [ ]

 11   Percent Of Class Represented By Amount In Row 9

                                 8.3%
 12   Type Of Reporting Person*

                                  PN

CUSIP No. 964347-10-8          SCHEDULE 13G               Page 6 of 14


 1   Name Of Reporting Person		       H&Q VENTURE PARTNERS, LLC

     IRS Identification No. Of Above Person

 2   Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                 (b) [x]
 3   SEC USE ONLY


 4   Citizenship Or Place Of Organization

                               Delaware

                   5    Sole Voting Power

                                 -0-
   NUMBER OF
    SHARES
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                   6    Shared Voting Power

                               868,028
                   7    Sole Dispositive Power

                                 -0-
                   8    Shared Dispositive Power

                               868,028

 9    Aggregate Amount Beneficially Owned By Each Reporting Person

                               868,028

 10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
      Shares*                                                        [ ]

 11   Percent Of Class Represented By Amount In Row 9

                                 8.3%
 12   Type Of Reporting Person*

                                  OO

CUSIP No. 964347-10-8          SCHEDULE 13G               Page 7 of 14


 1   Name Of Reporting Person		    HAMBRECHT & QUIST CALIFORNIA

     IRS Identification No. Of Above Person                   94-2856927

 2   Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                 (b) [x]
 3   SEC USE ONLY


 4   Citizenship Or Place Of Organization

                              California

                   5    Sole Voting Power

                                 -0-
   NUMBER OF
    SHARES
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                   6    Shared Voting Power

                               868,028
                   7    Sole Dispositive Power

                                 -0-
                   8    Shared Dispositive Power

                               868,028

 9    Aggregate Amount Beneficially Owned By Each Reporting Person

                               868,028

 10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
      Shares*                                                        [ ]

 11   Percent Of Class Represented By Amount In Row 9

                                 8.3%
 12   Type Of Reporting Person*

                                  CO

CUSIP No. 964347-10-8          SCHEDULE 13G               Page 8 of 14


 1   Name Of Reporting Person			 HAMBRECHT & QUIST GROUP

     IRS Identification No. Of Above Person                   94-3246636

 2   Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                 (b) [x]
 3   SEC USE ONLY


 4   Citizenship Or Place Of Organization

                               Delaware

                   5    Sole Voting Power

                                 -0-
   NUMBER OF
    SHARES
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                   6    Shared Voting Power

                               868,028
                   7    Sole Dispositive Power

                                 -0-
                   8    Shared Dispositive Power

                               868,028

 9    Aggregate Amount Beneficially Owned By Each Reporting Person

                               868,028

 10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
      Shares*                                                        [ ]

 11   Percent Of Class Represented By Amount In Row 9

                                 8.3%
 12   Type Of Reporting Person*

                                HC, CO

CUSIP No. 964347-10-8          SCHEDULE 13G               Page 9 of 14


Item 1(a).    Name of Issuer.

          White Pine Software, Inc. (the "Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices.

          542 Amherst Street, Nashua, NH 03063.

Item 2(a).    Names of Persons Filing.

          Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).    Address of Principal Business Office or, if none,
              Residence.

          The address of each reporting person is One Bush
Street, San Francisco, California 94104.

Item 2(c).    Citizenship.

          Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).    Title of Class of Securities.

          Common Stock, $0.01 par value ("Common Stock").

Item 2(e).    CUSIP Number.

          964347-10-8

Item 3.       Type of Reporting Person.

          Not applicable.

Item 4.       Ownership.

          Reference is made to Items 5-9 and 11 of each of the
cover pages to this Schedule, which Items are incorporated by reference herein.  According to information furnished to the reporting persons by the Issuer, there were 10,460,227 shares of
Common Stock issued and outstanding as of December 31, 1998.  As of December 31, 1998, the reporting persons owned the following shares of Common Stock:
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CUSIP No. 964347-10-8          SCHEDULE 13G               Page 10 of 14


    Person                         Common Stock Directly Owned

    H&Q London Ventures                    623,167

    Venture Associates (BVI)                   -0-
    Limited

    Hamquist                                   -0-

    Hambrecht & Quist Venture              243,861
    Partners

    Hambrecht & Quist Group                  1,000

    TOTAL                                  868,028
                                           =======

          Because voting and investment decisions concerning the above securities may be made by or in conjunction with Hambrecht & Quist Venture Partners ("H&Q Venture Partners"), H&Q Venture Partners, LLC, Hambrecht & Quist California ("H&Q California") and Hambrecht & Quist Group ("H&Q Group"), each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members, and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

          William R. Hambrecht previously reported his beneficial ownership of Issuer securities as a member of a group that included the foregoing reporting persons. However, Mr. Hambrecht is no longer a member of such group. Mr. Hambrecht was previously affiliated with the foregoing reporting persons, including as a director and officer of H&Q Group and H&Q California, and as one of the two general partners of H&Q Venture Partners. Mr. Hambrecht resigned his positions from H&Q Group and H&Q California as of January 1, 1998, and he withdrew as a general partner of H&Q Venture Partners as of April 3, 1998. Accordingly, Mr. Hambrecht is not now a beneficial owner of the

CUSIP No. 964347-10-8          SCHEDULE 13G               Page 11 of 14


securities reported in this Schedule 13G, and the reporting persons are not now beneficial owners of the securities owned by Mr. Hambrecht.

          This Schedule does not include shares of Common Stock, if any, held by Hambrecht & Quist LLC in its trading account if it is a market maker in the Issuer's Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

CUSIP No. 964347-10-8          SCHEDULE 13G               Page 12 of 14


                            Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 1999.

H&Q LONDON VENTURES              HAMBRECHT & QUIST VENTURE
                                 PARTNERS

By: /s/ Jackie A. Berterretche
    ___________________________  By: /s/ Jackie A. Berterretche
    Jackie A. Berterretche           ___________________________
    Attorney-in-Fact                 Jackie A. Berterretche
                                     Attorney-in-Fact

VENTURE ASSOCIATES (BVI)         H&Q VENTURE PARTNERS, LLC
LIMITED

                                 By: /s/ William D. Easterbrook
By: /s/ Jackie A. Berterretche       ___________________________
    ___________________________      William D. Easterbrook
    Jackie A. Berterretche           Member-Manager
    Attorney-in-Fact

HAMQUIST                         HAMBRECHT & QUIST CALIFORNIA


By: /s/ Jackie A. Berterretche   By: /s/ Steven N. Machtinger
    ___________________________      ___________________________
    Jackie A. Berterretche           Steven N. Machtinger
    Attorney-in-Fact                 General Counsel & Secretary

                                 HAMBRECHT & QUIST GROUP


                                 By: /s/ Steven N. Machtinger
                                     ___________________________
                                     Steven N. Machtinger
                                     General Counsel & Secretary

CUSIP No. 964347-10-8          SCHEDULE 13G               Page 13 of 14


                          EXHIBIT INDEX

Exhibit A            Joint Filing Undertaking                  Page 14

 CUSIP No. 964347-10-8          SCHEDULE 13G               Page 14 of 14


                    JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  February 10, 1999.

H&Q LONDON VENTURES              HAMBRECHT & QUIST VENTURE
                                 PARTNERS

By: /s/ Jackie A. Berterretche
    ___________________________  By: /s/ Jackie A. Berterretche
    Jackie A. Berterretche           ___________________________
    Attorney-in-Fact                 Jackie A. Berterretche
                                     Attorney-in-Fact

VENTURE ASSOCIATES (BVI)         H&Q VENTURE PARTNERS, LLC
LIMITED

                                 By: /s/ William D. Easterbrook
By: /s/ Jackie A. Berterretche       ___________________________
    ___________________________      William D. Easterbrook
    Jackie A. Berterretche           Member-Manager
    Attorney-in-Fact

HAMQUIST                         HAMBRECHT & QUIST CALIFORNIA


By: /s/ Jackie A. Berterretche   By: /s/ Steven N. Machtinger
    ___________________________      ___________________________
    Jackie A. Berterretche           Steven N. Machtinger
    Attorney-in-Fact                 General Counsel & Secretary

                                 HAMBRECHT & QUIST GROUP


                                 By: /s/ Steven N. Machtinger
                                     ___________________________
                                     Steven N. Machtinger
                                     General Counsel & Secretary